Filed by DICK’S Sporting Goods, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Foot Locker, Inc.

Commission File No.: 001-10299

Date: May 15, 2025

The following communication was made by DICK’S Sporting Goods, Inc. (“DICK’S”) in connection with the proposed acquisition of Foot Locker, Inc. by DICK’S (the “Merger”).

Transcript of Investor Call

The following is a transcript of the investor call held by DICK’S on May 15, 2025 discussing the Merger.

15-May-2025

Dick’s Sporting Goods, Inc. (DKS)

Acquisition of Foot Locker Conference Call

CORPORATE PARTICIPANTS

Nathaniel A. Gilch	Lauren R. Hobart
Senior Director-Investor Relations,Dick’sSportingGoods,Inc.	President,Chief Executive Officer & Director, Dick’s Sporting Goods, Inc.
Edward W. Stack
Executive Chairman & Chief Merchandising Officer, Dick’s Sporting Goods, Inc.	Navdeep Gupta
Executive Vice President & Chief Financial Officer, Dick’s Sporting Goods, Inc.

OTHER PARTICIPANTS

Brian Nagel	Kate McShane
Analyst, Oppenheimer & Co., Inc.	Analyst, Goldman Sachs & Co. LLC

Paul Lejuez	Michael Lasser
Analyst, Citigroup Global Markets, Inc.	Analyst, UBS Securities LLC

Adrienne Yih	Christopher Horvers
Analyst, Barclays Capital, Inc.	Analyst, JPMorgan Securities LLC

Simeon Ari Gutman	Michael Baker
Analyst, Morgan Stanley & Co. LLC	Analyst, D.A. Davidson & Co.

Robert F. Ohmes
Analyst, BofA Securities, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen, thank you for standing by. My name is Crista, and I will be your conference operator today. At this time, I would like to welcome everyone to the DICK’S Sporting Goods acquisition of Foot Locker conference call. All lines have been placed on mute to prevent any background noise. After the Speakers’ remarks, there will be a question and answer session. [Operator Instructions]

Thank you. And I would now like to turn the conference over to Nate Gilch, Senior Director of Investor Relations. Nate, you may begin.

Nathaniel A. Gilch

Senior Director-Investor Relations, Dick’s Sporting Goods, Inc.

Good morning, everyone, and thank you for joining today’s call to discuss our announcement. We have entered into a definitive merger agreement to acquire Foot Locker. On today’s call will be Ed Stack, our Executive Chairman, Lauren Hobart, our President and Chief Executive Officer, Navdeep Gupta, our Chief Financial Officer. We will walk through a presentation that outlines the compelling strategic and financial rationale for this transaction. The presentation is available on our Investor Relations website located at investors.dicks.com. Playback of today’s call will also be available and archived on the site for approximately 12 months.

In addition to this morning’s transaction announcement, we also released preliminary first quarter results. As a reminder, we are scheduled to report our Q1 2025 results on Wednesday, May 28, and we will host a conference call that day at 8:00 PM Eastern Time to discuss our results. Our comments this morning will be focused on our proposed acquisition of Foot Locker.

Please note that today’s remarks contain forward looking statements which are subject to various risks and uncertainties that could cause our actual results to differ materially from these statements. Please refer to our SEC filings for additional information. Certain important information related to the transaction will be included in the registration statement on Form S-4 that will be filed by DICK’S Sporting Goods in connection with the transaction. Investors are encouraged to read the Form S-4 and other documents filed with the SEC in connection with the transaction. In addition, DICK’S and Foot Locker and their directors and officers may be deemed to be participating in solicitation of proxies in favor of the proposed transaction. Please refer to the information on the disclaimer presentation in the slide.

With that, I’ll now turn the call over to Ed.

Edward W. Stack

Executive Chairman & Chief Merchandising Officer, Dick’s Sporting Goods, Inc.

Thank you, Nate, and good morning, everyone. This is an exciting and pivotal moment for DICK’S Sporting Goods and Foot Locker. As you saw in the first quarter results we previewed this morning, it’s one that DICK’S is approaching from a position of strength. The convergence of sport and culture has never been stronger and we’re seeing tremendous momentum and opportunity across our industry. Consumers worldwide are increasingly focused on health and wellness, embracing casualwear and turning to sneakers as a means of self-expression. At DICK’S we’re excited about these changes and are helping to shape what’s next for the industry.

Now with the combination we announced today, DICK’S and Foot Locker, two iconic brands will create a new global leader in the sports retail industry. We’ve long admired the cultural significance of Foot Locker in the powerful community built by their dedicated strikers. And we believe there is meaningful opportunity for growth ahead. By applying our operational expertise, we are confident we can enhance Foot Locker’s position in the industry and unlock their next phase of growth.

Looking at our history, it’s clear that much of our growth at DICK’S has been organic. However, we have successfully acquired and integrated major brands before like Galyan’s, which was similarly sized acquisition relative to the scale of our business when we acquired them.

Importantly, when we decide to make an acquisition, we are extremely thoughtful in our approach to ensure successful execution and a beneficial outcome for all of our audiences. We see an extremely strong, compelling rationale for the transaction with Foot Locker, which we believe brings significant value to our consumers, shareholders and other stakeholders.

Looking at slide 4 of our presentation, in the US alone, the total addressable market across footwear apparel and hardline is approximately $140 billion. With Foot Locker, we have the opportunity to expand our business internationally, which bring our total store count to more than 3,200 in key regions, and open the door to an approximately $300 billion global sports retail market. Foot Locker’s international footprint marks an exciting new territory for us and will make DICK’S a global business.

Based on the diligence we’ve done, feedback from our brand partners and our operational expertise, we have great confidence that we can build on Foot Locker’s success and drive meaningful growth in these key global markets. Importantly, with this combination, we’re not just growing our footprint, we’re building a platform that creates a new and lasting consumer connections. Before we go deeper to the benefits and opportunities of this acquisition, I want to emphasize our view of Foot Locker.

As you can see here on slide 5, it’s a global footwear and athletic apparel retailer with a brand that is deeply connected to the sneaker consumer and sports culture. Their portfolio includes Foot Locker, Kids Foot Locker, Champs Sports, WSS and atmos. With approximately 2,400 stores across 26 countries at the end of 2024, including key markets in North America, Europe, Asia, Australia and New Zealand. And a licensed store presence in Europe, the Middle East and Asia. This is a business that has cultivated profound brand loyalty. They have leaned into new store designs and tech investments. Completing over 400 store refreshes last year, and growing digital sales to 18% of total revenue.

Foot Locker’s strength, global reach, focus on innovation, loyalty with trend forward consumers and sought after product assortment are highly complementary and make them a natural partner for DICK’S, as we enter a new phase of growth. In 2024, Foot Locker generated $8 billion in revenue. We see this combination as a major accelerator of our future growth. Importantly, this deal is about the consumer, and we believe this transaction further enhances Foot Locker’s shopping experience. And we’ll provide their consumer with a more complete assortment and a reinvigorated brand.

With that, I’ll turn it over to Lauren to go deeper into why we believe this combination will be so transformative.

Lauren R. Hobart

President, Chief Executive Officer & Director, Dick’s Sporting Goods, Inc.

Thank you, Ed. And hello, everyone. As Ed mentioned, sports and sports culture are an exciting space and this acquisition represents a meaningful and strategic milestone for DICK’S. We believe that this better positions us to meet consumer needs and benefit all of our stakeholders for the long term. As you see here on slide 6, we see five significant and meaningful benefits of this acquisition, which I’ll introduce now and then discuss in further detail on the following slides.

First, the combination is focused on creating a global platform within the growing sports retail industry. Second, it’ll allow us to serve a broader set of consumers across differentiated concepts. Third, it will allow us to strengthen relationships with brand partners through global reach. Fourth, we will invest in future growth through an industry leading omni-channel experience. And fifth, we will unlock operational efficiencies to create shareholder value. Overall. This is a growth oriented transaction grounded in operational discipline.

Now let’s look more closely at each of these core benefits starting on slide 7. Here in the US, Foot Locker has a real estate portfolio that is highly complementary to ours, with stores in different markets that serve different needs and demographics from DICK’S. As Ed said, this transaction meaningfully expands DICK’S presence internationally for the first time. It brings established operations and key learnings across important markets like Europe, the Middle East and Asia-Pacific. Together, we will better serve consumers worldwide and be positioned to participate in a $300 billion global total addressable market for sports retail. And with macro trends like the growing convergence of sport and culture, an increased focus on health and wellness and a widespread shift toward casual wear, we believe the long term industry tailwinds remain strong and that this expanded platform is well positioned for long term growth.

Moving on to the next slide. As a combined company, we will have complementary concepts that address the needs of the full spectrum of consumers. Foot Locker enables us to reach more sneakerheads and lifestyle focused shoppers, a great addition to the performance focused consumers who are key customers for us. Not only will we reach different types of consumers, we will continue to focus on engaging with them wherever and however they want. Foot Locker shares our commitment to providing the best omni-channel experience and will provide immersive, innovative offerings as we continue to innovate the retail experience together for our consumers.

We also believe this combination creates an even more robust platform for our valued brand partners, many of which you see here on slide 9. With increased geographic reach and a broader portfolio of banners, we can serve new demographics through new formats, brand positioning, and an expanded international footprint. We’re elevating our role as a partner to the world’s most important brands, both established and emerging, helping them showcase product innovation and storytelling on a worldwide stage.

Moving on to slide 10. At DICK’S, we are proud of our history of strong profitable growth and we look forward to applying that same focus to Foot Locker. They have a talented team and a well-known brand. And going forward, we want to build upon and amplify that together. Foot Locker has made significant strides modernizing their digital capabilities and refreshing stores, which dovetails nicely with our dedication to innovation and our growth in experiential retail.

Looking ahead, we plan to continue investing in experiential store formats and leading digital experiences to meet the evolving expectations of today’s omni-channel consumer. Through DICK’S House of Sport and Foot Locker’s reimagined concept store, both companies have developed very deep knowhow in providing cutting edge and innovative store concepts that turn locations into destinations that go beyond shopping and where customers can connect with brands, their communities and their passions. We want consumers to have the most seamless experience possible whether they’re coming into one of our stores or shopping through a digital platform. We believe this focus will continue to set us apart and drive sustainable long-term profitable growth.

And finally, as you’ll see on slide 11, we expect this transaction to unlock operational efficiencies primarily through procurement and direct sourcing that will benefit our consumers and create shareholder value.

I’ll now turn the call over to Navdeep to share more detail on the transaction.

Navdeep Gupta

Executive Vice President & Chief Financial Officer, Dick’s Sporting Goods, Inc.

Thanks, Lauren. And thank you all for joining us today. We are thrilled to announce this transaction which, we believe, has significant compelling financial benefits that will drive long-term growth. Before I get into the detail, as Ed and Nate mentioned at the top of the call, as part of the Foot Locker acquisition announcement this morning, I want to quickly acknowledge that we also shared our preliminary first quarter 2025 results. We are very pleased with our Q1 performance. Our first quarter comps grew 4.5% and we delivered a non-GAAP EPS of $3.37 ahead of last year. We will report our Q1 results on May 28 and look forward to discussing them in detail at that time.

Now coming back to the presentation, you will see here under the terms of the agreement, DICK’S will acquire Foot Locker for $24 per share. Foot Locker shareholders will have the option to receive either $24 in cash or 0.1168 shares of DICK’S common stock. The election is not subject to a minimum or maximum amount of cash or stock consideration. This transaction implies an equity value of approximately $2.4 billion and an enterprise value of $2.5 billion. We expect this transaction to enable us to drive growth and unlock efficiencies as a combined company which will allow us to better serve our customers and create value for our shareholders. And we see a clear path to generate strong financial returns over time.

We expect to deliver between $100 million to $125 million in cost synergies in the medium-term, primarily from procurement and direct sourcing efficiencies. We believe these synergies are well-supported and achievable. We also expect the deal to be accretive to EPS in the first full fiscal year post-close excluding one-time transaction costs and costs to achieve these synergies.

We are confident in our ability to maintain a strong balance sheet going forward and are committed to maintaining our investment grade ratings. Finally, the deal has been unanimously approved by both DICK’S and Foot Locker’s board of directors, and while we believe it is expected to close in the second half of 2025, it is subject to customary closing conditions, including the Regulatory and Foot Locker shareholder approval.

In closing, we believe this combination that Foot Locker creates one of the most dynamic, diversified platform in the global sports retail industry. It positions us for long-term leadership while delivering near-term value for consumers, brand partners, teammates and shareholders. We are excited about the opportunities ahead and look forward to bringing this to fruition.

This concludes our prepared remarks. Thank you for your interest in DICK’S Sporting Goods. Operator, you may now open the line for questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. We will now begin the question-and-answer session. [Operator Instructions] Your first question comes from Brian Nagel with Oppenheimer. Please go ahead.

Brian Nagel Analyst, Oppenheimer & Co., Inc.	Q

Good morning. Congrats on the transaction. So I’ve got maybe a couple of bigger picture questions I want to [ph] ask at (00:16:14) you. My first off will be just kind of help us understand better the timing, is there anything that, sort to say, pushed you to make this merger – transact this merger now. And then secondly, to what extent have you, in anticipation of this merger or when you think about this merger you work closely with key brands and how they may treat the combined company?

Edward W. Stack Executive Chairman & Chief Merchandising Officer, Dick’s Sporting Goods, Inc.	A

So Brian, from a timing standpoint, we think this is a great time for this acquisition. This is something we’ve looked at for and have thought about it for a long time. Foot Locker was really, a big part of Foot Locker under pressure was what the relationship they had with Nike. Nike moved into DTC and away from wholesale partners a while back, hurt Foot Locker pretty significantly, Nike’s changed their position really leaning back into wholesale. I think Elliott and his team are doing a great job and we’re pretty excited about what’s going on with Nike.

Foot Locker is going to be a beneficiary of that move back to from a wholesale standpoint. And so, we think the timing of this is perfect. From talking with other – some of the brands on this and we have talked to a couple of them, they’re pretty enthusiastic about this. And primarily what they’ve talked about is that to bring our operational excellence and what we’ve been able to do from an operations standpoint. They think Foot Locker can benefit from that and the brands are really very excited about this transaction, and are willing to help and are going to be very helpful with this transaction and pretty excited.

Brian Nagel Analyst, Oppenheimer & Co., Inc.	Q

Thanks, Ed. I appreciate all the color.

Operator: Your next question comes from the line of Paul Lejuez with Citigroup. Please go ahead.

Paul Lejuez Analyst, Citigroup Global Markets, Inc.	Q

Hey. Thanks, guys. A couple questions. First on the synergies, I think you mentioned medium term. What does that mean to you in terms of the timing of when you achieve the $100 million to $125 million? And within the $100 million to $125 million, I think you focused mostly on stuff that would be in the gross margin line. I’m curious, how are you thinking about potential SG&A synergies? And then second, I’m curious about what the customer is going to see. Will the customer know that DICK’S and Foot Locker are one organization. Are you considering any store banner name changes, anything you can talk to on that front.

Navdeep Gupta Executive Vice President & Chief Financial Officer, Dick’s Sporting Goods, Inc.	A

Good morning, Paul. Thanks for the question. So, like what we said in the prepared remarks today, we believe that we can achieve $100 million to $125 million of synergy over the medium term. And we’ll provide more color as we are closer to the close of the transaction. What gives us confidence is what Ed started with. The conversations that we have had with brands as well as the work that you can imagine when we do as part of the diligence, we feel there is opportunity both on the gross margin line and getting the scale of the two companies, bringing them together. As well there are opportunities on the SG&A line when you think about the procurement opportunities that we see across the company. So, we’ll share much more as we go closer towards the close of the transaction. However, we feel really, really confident that this will be a good opportunity collectively as we see across the business. And for the customer question, I’ll turn it over Lauren.

Lauren R. Hobart President, Chief Executive Officer & Director, Dick’s Sporting Goods, Inc.	A

Yes, Paul, great question. I just want to build on what Navdeep said about potential SG&A synergies. It’s really important to know that we plan to run these two businesses separately. So, DICK’S obviously had tremendous growth. Our strategies are really working, the flywheel is turning and we are going to keep the DICK’S team completely focused on that growth. Similarly, the Foot Locker team will be focused exclusively on running the Foot Locker business, and we will have a team here, a small team here led by Ed that will help with that integration and just sharing some of that knowledge and expertise and executional excellence that Ed mentioned. But because of that, the opportunities that Navdeep is talking about are really things like procurement and purchasing and things like that, those are the synergies that we are counting on at this point.

In terms of what the customer will see, I think this is going to be so exciting for customers. I think you start with the Foot Locker brand, which has been synonymous with footwear, such an iconic brand and the concept that the Lace Up plan that the Foot Locker team has been working on has some really terrific elements, including reinventing stores, the reimagined store, the refreshed stores, investing in tag, investing in personalization and just all of the consumer experience, investing in the stripers and really building culture. And so the consumer can be sure that they are going to get a reinvigorated Foot Locker that will be strong and be the leader of the industry for years and years to come.

For now, because we are leading the two companies, we’re going to keep them separate. The consumer may or may not know that DICK’S and Foot Locker are one. But our point, our plan right now is to run them as separate entities that the combination of them for the consumer is not the most important thing. It’s making sure that there’s two powerful brands that are meeting all consumer needs wherever, whenever, however they want to shop.

Paul Lejuez Analyst, Citigroup Global Markets, Inc.	Q

Thank you. Good luck.

Lauren R. Hobart President, Chief Executive Officer & Director, Dick’s Sporting Goods, Inc.	A

Yeah.

Operator: Your next question comes from the line of Adrienne Yih with Barclays. Please go ahead.

Adrienne Yih Analyst, Barclays Capital, Inc.	Q

Good morning. Congratulations. Haven’t closed yet, but great to hear. Great news. Three questions. Ed and Lauren, you’ve talked about, or you made some mention of some brand feedback already. So is that fair to say that you had had conversations with, obviously, Nike as your largest vendor kind of prior to kind of having this definitive merger agreement.

My second question is, Navdeep, on two kind of housekeeping. What market share assumptions are you using for footwear, apparel and hardlines out of the $140 billion and the $300 billion global? And then my final one is the 25% that you have of merchandise purchases and the 59% of Foot Locker’s merchandise purchases, what would that be as a percentage of total sales to the combined entity? Thank you.

Edward W. Stack Executive Chairman & Chief Merchandising Officer, Dick’s Sporting Goods, Inc.	A

Adrienne, thank you. From a brand feedback, yes, we talked with several brands about the opportunity for us to do this. What they saw, where the opportunities were. What we would do, they gave us – we gave them our view of what we would do. They gave us a surrogate impression of what was going on with Foot Locker. And this is a – I understand that some people might not view this – immediately see everything that we see and we understand that, but we see a terrific opportunity there as we’ve talked to the brands, we’ve talked to the Foot Locker team which we really liked. We see that there’s big opportunities. What we talk about internally here is that part of our job is to be able to see around the corners and see what’s coming next. And we’re really excited about this. The whole idea of sport and sport culture kind of coming together has never been stronger. And we see that not only in this country, but what’s going on globally and how important sport is in from a global standpoint. And in this country in particular, with the World Cup coming in 2026, Olympics in 2028, the World Cup is going to be the biggest sporting event this country has ever seen. The way they’ve laid this out is going to be is terrific with matches being in cities all around the country and footwear is going to be a big part of this whole World Cup. And what we see coming around the corner is really exciting. And we couldn’t be happier to be a part of this with Foot Locker.

Navdeep Gupta Executive Vice President & Chief Financial Officer, Dick’s Sporting Goods, Inc.	A

Good morning, Adrienne. So let me take this the second and the third questions in terms of the breakdown of the footwear, apparel and the hardlines as you think about the industry, as you can imagine footwear and apparel makes up the largest portion of the overall TAM that we talk about today. And we’ve also talked about how footwear is the key part of that overall TAM when we think about it internally. You have heard us talk about that footwear is the engine that drives the train. So the opportunity that we see is just not looking at the percentage of the TAM that is addressable, but how important this portion of this footwear part of that TAM is and what that means for apparel and what that does to from team sports as well as on the equipment side is what gets us really excited. And then you asked about the percentage of the total sales, so the footwear business as a combined company would be close to about 50% of the total sales of the company.

Adrienne Yih Analyst, Barclays Capital, Inc.	Q

Great. Last final, sorry, are you planning to take out the Foot Locker bonds and you had 2 times leverage previously, what does that look like? I know you had said that you would keep it conservative, we’re coming out with like close to 3 times leverage, is that fair?

Navdeep Gupta Executive Vice President & Chief Financial Officer, Dick’s Sporting Goods, Inc.	A

So let me start on the first – so first of all, as you – Adrienne, as we disclosed today and the consideration makes us not known and that won’t be known until close to the transaction. So, we will — as you know, we have a very strong balance sheet. We finished last year with $1.7 billion of cash on the balance sheet. So, as we look at this transaction, the immediate impact on even if these were to be fully financed using the debt, it won’t impact unfavorably our credit ratings today and our intention is to continue to maintain a strong investment grade credit rating on a go forward basis as well.

And as we guided today, our intention is to use a combination of cash, long term debt, as well as equity as we look to finance this transaction. In terms of the planning to take out the Foot Locker bonds that are outstanding, we are working with our advisors to see if there is an opportunity to exchange the obligations and if need be we’ll be able to take those notes out as well.

Adrienne Yih Analyst, Barclays Capital, Inc.	Q

Fantastic. Thank you so much. Congrats.

Navdeep Gupta Executive Vice President & Chief Financial Officer, Dick’s Sporting Goods, Inc.	A

Thanks, Adrienne.

Operator: Your next question comes from the line of Simeon Gutman with Morgan Stanley. Please go ahead.

Simeon Ari Gutman Analyst, Morgan Stanley & Co. LLC	Q

Hey, good morning, everyone. A little bit of a repeat, I think, from the first question. So, Foot Locker is shrinking on a same store sales basis and you’re growing nicely and punctuated by even what happened in the first quarter. One could argue that DICK’S is going to get Foot Locker share over time. And so, what do you see or envision, why the financial merit to buy them today. Ed, you talked about this inflection in product access, how do you weigh that versus some of the longer term opportunity that you discussed in the sporting goods industry? That’s my first question and then I have a follow up. Thanks.

Edward W. Stack Executive Chairman & Chief Merchandising Officer, Dick’s Sporting Goods, Inc.	A

Sure. Simeon, thanks. Foot Locker has a consumer – it serves a consumer in neighborhood that we in many cases are never going to get. They’re in places that we’re not going to be able to find 50,000 square feet or 60,000 square feet or [ph] address (00:27:49) that we could – that would give us the return. Places that – so they’ve got stores [ph] and a (00:27:58) consumer we’re not going to get based on our real estate strategy. We think there’s great financial merit here, we think that leaning into the footwear business, we’ve always talked about footwear as the engine that pulls this train. Foot Locker has been shrinking, but still – I hope everybody can remember what happened with Nike’s change in their distribution strategy when they left from a DTC standpoint and Foot Locker bore the brunt of that change.

Nike’s made the change to move back to wholesale. We’ve talked with Nike, Foot Locker is a very important part of Nike’s long term strategy and we’re happy to have Foot Locker and us together, take advantage of all those things that are going to come down the pipe with Nike and some of the other key brands that we do business with. So I know, as I said, this might not be as evident to some people on the surface to see what’s happening but our job is to see around corners and what we see coming, we’re pretty enthusiastic about. And so, as you know, almost everybody knows we’re pretty conservative. We don’t get over skis. And we took a long time to think about this and think through the ramifications of it and how we would do this. And one of the precepts that we put together when we talked with our board about – the board was very adamant about with us, with their direction, is that when we do this, it cannot impact what we’re doing from DICK’S, it can impact what we’re doing from a House of Sport, Field House, what we’re doing from GameChanger, investing from a technology standpoint, and the flywheel that we’ve got [ph] going with DICK’s House of Sport and how strong DICK’S is (00:29:35). We’re doing this from a position of strength and we think this can only improve what Foot Locker is doing and what we’re doing with DICK’S is not going to change. That glide path is still there.

Lauren R. Hobart President, Chief Executive Officer & Director, Dick’s Sporting Goods, Inc.	A

If I could just build on that, the TAM that we’re operating in is growing from $140 billion to $300 billion. That’s because of the global reach. So, even if DICK’S is growing, this obviously widens the addressable market for us significantly. And then as I’ve mentioned, within even markets where we exist in North American and US, we have opportunities to grow our addressable market, so we absolutely think that this is going to be additive to the DICK’S story.

Simeon Ari Gutman Analyst, Morgan Stanley & Co. LLC	Q

And my follow up, you mentioned distribution strategy, which I think as we know in this space and in some retail segments, can make or break a company. And it’s been important to DICK’S, you’ve gotten a lot of high heat merchants – merchandising, protected brands within your channel specifically. So I guess, what is this? How do you think about the next five years granted? You can’t predict what all of your vendors are going to do, but being protected and having in distributed channels actually helps. So, how do you think about the base case five years from now? Is it still as protected since you’re making a much bigger bet on this footwear category, which I think the brand distribution matters a lot. So, what’s your going assumption on how that plays out with Nike, HOKA, ON, et cetera, Adidas?

Edward W. Stack Executive Chairman & Chief Merchandising Officer, Dick’s Sporting Goods, Inc.	A

We think this makes us much bigger, much more important partners to those brands. From what they’re going to do from a distribution strategy, one never knows, but everything that we’ve talked to them about, everything that we’ve seen is that they’re not looking to change their distribution strategy and broaden it significantly where access to some of this high heat product would go to other places that it doesn’t have today. And everything they’ve talked about, they really want to be in a specialty type environment and we don’t expect anything to change. But like you said, you never know. But we haven’t seen any indication of that. The brands have indicated they’re going to continue to lean into specialty and make sure that their product is positioned in a premium way.

Simeon Ari Gutman Analyst, Morgan Stanley & Co. LLC	Q

Thank you. Good luck.

Edward W. Stack Executive Chairman & Chief Merchandising Officer, Dick’s Sporting Goods, Inc.	A

Thank you.

Operator: Your next question comes from the line of Robby Ohmes with Bank of America. Please go ahead.

Robert F. Ohmes Analyst, BofA Securities, Inc.	Q

Good morning. Thanks for taking my question. I guess my kind of two questions in one, does this – it sounds like, Ed, post merger you would expect the Nike percent – the baseline would be right after the merger, but you would expect the Nike percent of sales to go up within Foot Locker pretty significantly. Is that fair?

Edward W. Stack Executive Chairman & Chief Merchandising Officer, Dick’s Sporting Goods, Inc.	A

Robby, I think there’s that possibility. I think without getting too far ahead of ourselves, from a distribution standpoint, I think Foot Locker will get more high heat product. They might then reallocate some inventory and some allocation of product to some other product. I think what’s going to happen is that the Nike business will probably go up. We expect that Nike business will grow up at a higher margin rate because they will be able to sell more product at full price. As they weren’t getting as much product that could be sold at full price as they did in the past. And that’s a big precept of this. We’re pretty confident that that will be the case.

Robert F. Ohmes Analyst, BofA Securities, Inc.	Q

That’s really helpful. And then just, post-acquisition, does this change at all the sort of growth rate for House of Sport or DICK’s Sporting Goods in the US at all? And also, I know it’s early but are there – could there be right sizing of Foot Locker store base expected post close with a significant number of stores closing?

Lauren R. Hobart President, Chief Executive Officer & Director, Dick’s Sporting Goods, Inc.	A

Robby, so it’s really critical to know that nothing is changing, with our growth rate, our expectations for House of Sport, for our Field House concepts. It’s re-imagining the portfolio, repositioning our portfolio is one of our enormous bets here and will absolutely continue. In terms of Foot Locker stores, that team has obviously done an assessment of all of their stores. They’ve indicated there are some that are potentially being closed, but that’s something that we’re going to get involved with in the next several months and have more of an opinion. It’s not our expectation that we’ll be closing a significant number of Foot Locker stores. We’re here to reinvigorate the Foot Locker brand.

Robert F. Ohmes Analyst, BofA Securities, Inc.	Q

Terrific. Thanks so much.

Lauren R. Hobart President, Chief Executive Officer & Director, Dick’s Sporting Goods, Inc.	A

Thank you.

Operator: Your next question comes from the line of Kate McShane with Goldman Sachs. Please go ahead.

Kate McShane Analyst, Goldman Sachs & Co. LLC	Q

Hi. Good morning. Thanks for taking our question. I wanted to go back to the question of why this is the right time? Just given the risk of the tariff environment, how it can impact the overall business, just how are you thinking through that? Just especially given not the timing of the closing of this deal could overlap with other tariff headlines?

Edward W. Stack Executive Chairman & Chief Merchandising Officer, Dick’s Sporting Goods, Inc.	A

Yeah. So tariffs are something we think about all the time, and then they change from time to time. There was some good news that came out of Geneva last week, that is positive. But we’ve been able to manage through tariffs in the past. We’ll manage through these tariffs again. We’ll be working with our brands. We will be working with our supply chain partners and it’s just one of the things in the world that we’ve got to deal with. We think that this is the right time based on a number of factors, we think this is the right time to do this acquisition. And we’ve been looking at this for a long time. We’ve been thinking about this for a very long time. And all the pieces fell together right now. And we couldn’t be happier about it.

Kate McShane Analyst, Goldman Sachs & Co. LLC	Q

Thank you.

Operator: Your next question comes from the line of Michael Lasser with UBS. Please go ahead.

Michael Lasser Analyst, UBS Securities LLC	Q

Good morning. Thank you so much for taking my question. Ed, it sounds like you anticipated that there might be skepticism out there and some of that skepticism might be rooted in looking at the history of vertical mergers within – horizontal mergers within retail, especially when you have one retailer that’s been performing well and another that has been underperforming and the complications with creating shareholder value from those combinations. Why is this situation different?

Edward W. Stack Executive Chairman & Chief Merchandising Officer, Dick’s Sporting Goods, Inc.	A

Michael, thank you. I think that’s a great question. And I think this is very different. A couple of things that mergers in the past with one company was doing well and then another company wasn’t doing well. We think the big difference here is that footwear is part of our core competence. We know this business extremely well. We can see visibility to – we’ve got visibility for Foot Locker performing meaningfully better. Whether that’s because of what’s going to happen with Nike as we’ve seen the pipeline come up with Nike and we think that the new team at Nike is doing a great job. We couldn’t be more excited to lean into Nike. So we’ve got visibility into this, how this can be improved. We also have taken a look and think that there’s a real opportunity for Foot Locker from an apparel standpoint. They’ve talked that their apparel business is deteriorating. They haven’t invested in that in bringing apparel back for this consumer. [ph] This Kid here, this Kid here (00:37:42) dresses from toe to head and they’ve got – they didn’t have all the product from a footwear standpoint, so from the talk and they’ll really scale back what they were doing from a up to the head from apparel standpoint. So the big difference here is we see real visibility in how to improve this.

It sounds like we’re going to try to get in there. We just did this from a market share standpoint. We did this because we see real width. We’ve got clear line of sight of how this can be improved significantly. And our view is that we can get Foot Locker with the team that’s there which we really like, we feel that we can get Foot Locker back to its rightful position in this industry of where it was.

And as I’ve said before, we’re pretty conservative. We don’t have a lot of big egos here in trying to do something just to do it. We’re very conservative. And if we didn’t see this clear line of sight to this or we thought that this was going to impact what we’re able to do with DICK’s, we wouldn’t be doing it. And we understand it’s up to us now to go prove that and to kind of make these improvements, keep DICK’S going. And so, we knew there would be some skepticism, but we’re up for the jab and we’re highly confident that we will be able to get all of the stuff.

Michael Lasser Analyst, UBS Securities LLC	Q

Okay. Thank you for that. My follow-up question is, what comp assumption did you use for the Foot Locker business as you underwrote this transaction? And how do you mitigate the risk that if comps at Foot Locker accelerate, it won’t come at the [Technical Difficulty] (00:39:24) you very clearly said you will [ph] try not to do (00:39:28). Thank you very much.

Edward W. Stack Executive Chairman & Chief Merchandising Officer, Dick’s Sporting Goods, Inc.	A

Sure, Michael. I hope you’re going to understand this that we’re not going to provide any information right now. Understand that we’ve got through there. We have a set of assumptions that we’re not ready to make public. But as we go through this transition between now and close, when we close we’ll provide what we think this – what the camp is going to be, what we think the EPS is going to be, a better view of what the accretion is going to be. We’ll give you all of those. But right now, as we just announced this yesterday, we’re not ready to provide that information at this point.

Michael Lasser Analyst, UBS Securities LLC	Q

Understood. Good luck.

Edward W. Stack Executive Chairman & Chief Merchandising Officer, Dick’s Sporting Goods, Inc.	A

Thank you.

Operator: Your next question comes from the line of Chris Horvers with JPMorgan. Please go ahead.

Christopher Horvers Analyst, JPMorgan Securities LLC	Q

Thanks and good morning. I may have missed this because I missed the beginning of the call, but as you think about the opportunity for DICK’S Sporting Goods, does Foot Locker’s knowledge of the international markets and international real estate provide a long-term opportunity for DICK’S to go abroad? Thank you.

Lauren R. Hobart President, Chief Executive Officer & Director, Dick’s Sporting Goods, Inc.	A

Chris. It’s a great question. And as I have said at the beginning, we are going to be running these two businesses separately right now. DICK’S is staying on its current growth trajectory and current strategies, which don’t include, at this time, international expansion. But we are thrilled for the company to become a global company, obviously Foot Locker is a global brand, and who knows about the future. For now, it’s business as usual at DICK’S.

Edward W. Stack Executive Chairman & Chief Merchandising Officer, Dick’s Sporting Goods, Inc.	A

If I could just add on to that, we feel that we’ve kind of talked about this before. There is so much opportunity here in the United States for us with full – I mean, with the House of Sport concept that we’ve done, the transition to the Field House and the more traditional stores, we’ve got a huge opportunity here and a lot of work to do in the US and a lot of growth here. So we have no plans to take DICK’S internationally.

Christopher Horvers Analyst, JPMorgan Securities LLC	Q

And then following up on the prior question there, as you think about, you haven’t been able to say maybe how much comp benefit that the core DICK’S concept has benefited from some of Foot Locker’s challenges. But if you don’t have that, can you talk about maybe how you think about narrowing down more quantitatively that customer crossover? Ed, you mentioned there’s a portion of that store base you just can’t get at it. It’s small box, small community, is that a 20% customer crossover or is that a 50% customer crossover? Any thoughts on like that the reach of the DICK’S brand versus the reach of the Foot Locker brand? Thanks very much.

Lauren R. Hobart President, Chief Executive Officer & Director, Dick’s Sporting Goods, Inc.	A

Yeah. Chris, I would point you to the fact that our market share in this $140 billion market that we’ve been competing in thus far is still around 80%. So there’s an enormous market share. So when we look to DICK’S and how we’ve been growing in footwear, it’s not that we’ve been trading and taking what was Foot Locker’s share is that we have now gotten with our 90% of our stores having premium full service footwear decks and we have a much improved assortment of the best shoes that the kid – that the kids are coming to DICK’S for their entire outfit as Ed said. So I don’t see these two things as being cannibalistic.

Christopher Horvers Analyst, JPMorgan Securities LLC	Q

Understood. Thanks very much. Good luck.

Lauren R. Hobart President, Chief Executive Officer & Director, Dick’s Sporting Goods, Inc.	A

Thank you.

Operator: Ladies and gentlemen, we have time for one more question. And that question comes from Mike Baker with D.A. Davidson. Please go ahead.

Michael Baker Analyst, D.A. Davidson & Co.	Q

Okay, thanks. I wonder if this analogy makes sense. This reminds me of when you guys bought Golf Galaxy a number of years ago, originally some skepticism, but that did give you a bigger seat at the table as it relates to the golf business. Can you talk about that, how this is similar? Can you maybe frame if you agree, frame up what your market share went to in golf pre and post that transaction and how that may have helped the margins in that business.

Edward W. Stack Executive Chairman & Chief Merchandising Officer, Dick’s Sporting Goods, Inc.	A

Well, I think it’s similar to that. I’m not going – get to it from a market standpoint, I can’t remember back that far what the market share was, but it’s similar in that that we – it strengthened our partnership with those golf brands, which has really helped us not only in Golf Galaxy but DICK’s going forward. And this is pretty similar to that. I think it’s going to be – it strengthens our relationship with the key brands. We become more important to them, they become more important to us. But it becomes really more of a true partnership that, and we’ve talked about this and we’re pretty excited about leaning into these brands and they’re excited about investing with us and leaning into it. So I think it’s a very good analogy and one that worked out very well for us from the golf standpoint. And we suspect it’s going to work out very well from a footwear standpoint too.

Michael Baker Analyst, D.A. Davidson & Co.	Q

Great. I appreciate that. Last question. Do you anticipate any FTC issues, any divestitures? It doesn’t sound like you’re planning on any, but just any color on that process. Thanks.

Lauren R. Hobart President, Chief Executive Officer & Director, Dick’s Sporting Goods, Inc.	A

Yeah, no, we are not expecting any regulatory concerns. Obviously, we’re going to go through the process and see where we net out, but we’re not expecting that to be too cumbersome.

Michael Baker Analyst, D.A. Davidson & Co.	Q

Excellent. Thank you. Can I ask one more, if I could? Sorry. When you talk about synergies from procurement, that means presumably I take that as meaning buying better from vendors. You’re not talking non-merchandized procurement, you’re talking about the product procurement. Is that correct?

Navdeep Gupta Executive Vice President & Chief Financial Officer, Dick’s Sporting Goods, Inc.	A

Yeah, Mike. I’d say that we are talking about both because you have opportunity both on the procurement vendor, the direct sourcing vendors as well as the non-merge vendors.

Michael Baker Analyst, D.A. Davidson & Co.	Q

Understood. Okay. Just want to clarify that. Thank you.

Lauren R. Hobart President, Chief Executive Officer & Director, Dick’s Sporting Goods, Inc.	A

Thank you.

Operator: We’ll now turn the conference back over to Ed Stack, Executive Chairman for closing comments.

Edward W. Stack

Executive Chairman & Chief Merchandising Officer, Dick’s Sporting Goods, Inc.

We thank everybody for joining us today. We’re very excited about this acquisition. We think it’s going to be great for our company, for Foot Locker, for all of our shareholders and constituents and we look forward to it. We’ll talk to you at our earnings call in a couple of weeks. Thank you.

Operator: Ladies and gentlemen, this does conclude today’s conference call. Thank you for your participation and you may now disconnect.

* *  *

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified as those that may predict, forecast, indicate or imply future results or performance and by forward-looking words such as “believe”, “anticipate”, “expect”, “estimate”, “predict”, “intend”, “plan”, “project”, “goal”, “will”, “will be”, “will continue”, “will result”, “could”, “may”, “might” or any variations of such words or other words with similar meanings. Any statements about DICK’S Sporting Goods, Inc.’s (“DICK’S Sporting Goods”), Foot Locker, Inc.’s (“Foot Locker”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. These statements are subject to known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time, many of which may be beyond DICK’S Sporting Goods’, Foot Locker’s and the combined company’s control. DICK’S Sporting Goods’, Foot Locker’s and the combined company’s future performance and actual results may differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements should not be relied upon as a prediction of actual results. Forward-looking statements include statements regarding, among other things, the benefits of the combination of DICK’S Sporting Goods and Foot Locker (the “Transaction”), including future financial and operating results and the combined company’s plans, objectives, expectations, intentions, growth strategies and culture and other statements that are not historical facts.

Factors that could cause actual results to differ materially from those expressed or implied in any forward-looking statements include, but are not limited to, current macroeconomic conditions, including prolonged inflationary pressures, potential changes to international trade relations, geopolitical conflicts and adverse changes in consumer disposable income; supply chain constraints, delays and disruptions; fluctuations in product costs and availability due to tariffs, currency exchange rate fluctuations, fuel price uncertainty and labor shortages; changes in consumer demand for products in certain categories and consumer lifestyle changes; intense competition in the sporting goods industry; the overall success of DICK’S Sporting Goods’, Foot Locker’s and the combined company’s strategic plans and initiatives; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s vertical brand strategy and plans; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to optimize their respective distribution and fulfillment networks to efficiently deliver merchandise to their stores and the possibility of disruptions; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s dependence on suppliers, distributors, and manufacturers to provide sufficient quantities of quality products in a timely fashion; the potential impacts of unauthorized use or disclosure of sensitive or confidential customer, employee, vendor or other information; the risk of problems with DICK’S Sporting Goods’, Foot Locker’s and the combined company’s information systems, including e-commerce platforms; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to attract and retain customers, executive officers and employees; increasing labor costs; the effects of the performance of professional sports teams within DICK’S Sporting Goods’, Foot Locker’s and the combined company’s core regions of operations; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to control expenses and manage inventory shrink; the seasonality of certain categories of DICK’S Sporting Goods’, Foot Locker’s and the combined company’s operations and weather-related risks; changes in applicable tax laws, regulations, treaties, interpretations and other guidance; product safety and labeling concerns; the projected range of capital expenditures of DICK’S Sporting Goods, Foot Locker and the combined company, including costs associated with new store development, relocations and remodels and investments in technology; plans to return capital to stockholders through dividends and share repurchases, if any; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to meet market expectations; the influence of DICK’S Sporting Goods’ Class B common stockholders and associated possible scrutiny and public pressure; compliance and litigation risks; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to protect their respective intellectual property rights or respond to claims of infringement by third parties; the availability of adequate capital; obligations and other provisions related to DICK’S Sporting Goods’, Foot Locker’s and the combined company’s indebtedness; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s future results of operations and financial condition; the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Transaction; the outcome of any legal proceedings that may be instituted against DICK’S Sporting Goods or Foot Locker, including with respect to the Transaction; the possibility that the Transaction does not close when expected or at all because required regulatory or shareholder approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction, including anticipated cost synergies, may not be fully realized or may take longer to realize than expected; the ability to promptly and effectively integrate the businesses of DICK’S Sporting Goods and Foot Locker following the closing of the Transaction; the dilution caused by the issuance of shares of DICK’S Sporting Goods common stock in the Transaction; the possibility that a Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the terms of the debt financing incurred in connection with the Transaction; reputational risk and potential adverse reactions of DICK’S Sporting Goods’ or Foot Locker’s customers, employees or other business partners; and the diversion of DICK’S Sporting Goods’ and Foot Locker’s management’s attention and time from ongoing business operations and opportunities due to the Transaction. These factors are not necessarily all of the factors that could cause DICK’S Sporting Goods’, Foot Locker’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm DICK’S Sporting Goods’, Foot Locker’s or the combined company’s results.

For additional information on these and other factors that could affect DICK’S Sporting Goods’ or Foot Locker’s actual results, see the risk factors set forth in DICK’S Sporting Goods’ and Foot Locker’s filings with the Securities and Exchange Commission (the “SEC”), including DICK’S Sporting Goods’ most recent Annual Report on Form 10-K, filed with the SEC on March 27, 2025, and its other filings with the SEC, and Foot Locker’s most recent Annual Report on Form 10-K, filed with the SEC on March 27, 2025, and its other filings with the SEC. DICK’S Sporting Goods and Foot Locker disclaim and do not undertake any obligation to update or revise any forward-looking statement in this presentation, except as required by applicable law or regulation. Forward-looking statements included in this presentation are made as of the date of this presentation.

Additional Information about the Merger and Where to Find It

In connection with the Transaction, DICK’S Sporting Goods intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of Foot Locker that also constitutes a prospectus for the shares of DICK’S Sporting Goods common stock to be offered in the Transaction. Each of DICK’S Sporting Goods and Foot Locker may also file other relevant documents with the SEC regarding the Transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that DICK’S Sporting Goods or Foot Locker may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to shareholders of Foot Locker. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DICK’S SPORTING GOODS, FOOT LOCKER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about DICK’S Sporting Goods, Foot Locker and the Transaction once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DICK’S Sporting Goods will be available free of charge on DICK’S Sporting Goods’ website at https://investors.dicks.com. Copies of the documents filed with the SEC by Foot Locker will be available free of charge on Foot Locker’s website at https://investors.footlocker-inc.com.

Participants in the Solicitation

DICK’S Sporting Goods, Foot Locker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about the directors and executive officers of DICK’S Sporting Goods is set forth in DICK’S Sporting Goods’ proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on May 2, 2025 and is available at

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001089063/000108906325000054/dks-20250501.htm, under the headings “Corporate Governance,” “Director Compensation,” “Executive Compensation,” “Transactions with Related Persons” and “Stock Ownership,” DICK’S Sporting Goods’ Annual Report on Form 10-K for the fiscal year ended February 1, 2025, which was filed with the SEC on March 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1089063/000108906325000012/dks-20250201.htm, and to the extent holdings of DICK’S Sporting Goods securities by its directors or executive officers have changed since the amounts set forth in DICK’S Sporting Goods’ proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or Statements of Changes in Beneficial Ownership on Form 4, which are filed with the SEC. Information about the directors and executive officers of Foot Locker is set forth in Foot Locker’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 10, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/850209/000110465925033769/tm2425908-3_def14a.htm, under the headings “Governance,” “Director Compensation,” “Executive Compensation” and “Shareholder Ownership,” Foot Locker’s Annual Report on Form 10-K for the fiscal year ended February 1, 2025, which was filed with the SEC on March 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/850209/000143774925009620/floc20241213_10k.htm, and to the extent holdings of Foot Locker securities by its directors or executive officers have changed since the amounts set forth in Foot Locker’s proxy statement for its 2025 annual meeting of shareholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or Statements of Changes in Beneficial Ownership on Form 4, which are filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by DICK’S Sporting Goods and Foot Locker will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by DICK’S Sporting Goods will be available free of charge on DICK’S Sporting Goods’ website at https://investors.dicks.com and those filed by Foot Locker will be available free of charge on Foot Locker’s website at https://investors.footlocker-inc.com.